STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Long Term Fund
September 30, 2008 (Unaudited)

Bonds and Notes--95.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset - Backed Ctfs.--1.9%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	1,786,544	**1,736,414**
U.S. Government Agencies--8.8%				
Federal National Mortgage				
Association, Notes	5.38	6/12/17	3,685,000 a	3,870,330
Residual Funding-Strip,				
Bonds	0.00	4/15/30	11,465,000	4,179,520
				8,049,850
U.S. Government Agencies/Mortgage-Backed--2.7%				
Government National Mortgage Association I:				
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			164,529	163,641
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			181,506	180,547
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			492,403	489,985
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			1,680,022	1,671,814
				2,505,987
U.S. Treasury Bonds--82.3%				
5.25%, 2/15/29			8,055,000 b,c	8,934,131
6.00%, 2/15/26			9,163,000 b	10,875,345
6.13%, 11/15/27			10,555,000 b	12,852,370
6.25%, 8/15/23			8,100,000 b	9,728,230
6.38%, 8/15/27			8,800,000 b	10,972,509
7.25%, 8/15/22			5,355,000	6,961,500
8.00%, 11/15/21			5,610,000 b	7,677,812
8.75%, 8/15/20			5,100,000 b	7,240,806
				75,242,703
Total Bonds and Notes				
(cost $85,684,441)				**87,534,954**

Options--.0%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month Floor USD Libor-BBA				
Interest Rate, January				
2009@ 2.50				
(cost $14,740)			7,650,000	**0.07**

Short-Term Investments--.8%			Principal Amount ($)	Value ($)
U.S. Government Agencies--.7%				
Federal National Mortgage				
Association, 1.80%, 11/13/08			600,000 a	**598,710**

			Shares	Value ($)
U.S. Treasury Bills--.1%				
0.29%, 1/2/09			105,000 c	**104,761**
Total Short-Term Investments				
(cost $703,632)				**703,471**

Other Investment--1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,764,000)	1,764,000 d	**1,764,000**

Investment of Cash Collateral for Securities Loaned--33.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $30,595,672)	30,595,672 d	**30,595,672**

	%	Value ($)
Total Investments (cost $118,762,485)	**132.0%**	**120,598,097**
Liabilities, Less Cash and Receivables	**(32.0%)**	**(29,214,179)**
Net Assets	**100.0%**	**91,383,918**

LIBOR-BBA--London Inter-bank Offered Rate British Bankers' Association

a   On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association
    and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

b   All or a portion of these securities are on loan. At September 30, 2008, the total market value of the fund's
    securities on loan is $29,022,928 and the total market value of the collateral held by the fund is $30,595,672.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

At September 30, 2008, the aggregate cost of investment securities for income tax purposes was $118,762,485. Net unrealized
appreciation on investments was $1,839,191 of which $2,400,786 related to appreciated investment securities and $561,595
related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2008 ($)
Financial Futures Long				
U.S. Treasury 10-Year Notes	43	4,928,875	December 2008	(44,344)
U.S. Treasury 30-Year Bonds	17	1,991,922	December 2008	(21,687)
				(66,031)

STATEMENT OF OPTIONS WRITTEN
September 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
U.S. Treasury 5 Year Notes,		
October 2008 @ 101.5	927,000 [a]	(5,253)
U.S. Treasury 5 Year Notes,		
October 2008 @ 102.1	904,000 [a]	(2,007)
U.S. Treasury 10 Year Notes,		
October 2008 @ 100.8	443,000 [a]	(5,931)
U.S. Treasury 10 Year Notes,		
October 2008 @ 102.2	444,000 [a]	(1,352)
Put Options:		
U.S. Treasury 5 Year Notes,		
October 2008 @ 101.5	927,000 [a]	(14,838)
U.S. Treasury 5 Year Notes,		
October 2008 @ 102.1	904,000 [a]	(15,136)
U.S. Treasury 10 Year Notes,		
October 2008 @ 100.8	443,000 [a]	(4,027)
U.S. Treasury 10 Year Notes,		
October 2008 @ 102.2	444,000 [a]	(5,491)
(Premiums received $57,614)		**(54,035)**

a   Non-income producing security.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	32,359,672	(120,066)
Level 2 - Other Significant Observable Inputs	88,238,425	
Level 3 - Significant Unobservable Inputs	0	0
Total	120,598,097	(120,066)

*Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.